Filed by General Geophysics Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427
On January 5, 2007, Compagnie Générale de Géophysique (General Geophysics Company) published the following press release.
COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : 0000120164 — NYSE : GGY)
Paris, January 5, 2007
One day extension of election deadline for Veritas shareholders
Compagnie Générale de Géophysique (“CGG”) and Veritas DGC, Inc. (“Veritas”) today agreed to extend the deadline for holders of Veritas common stock who wish to elect the type of merger consideration they prefer to receive pursuant to the planned merger between Veritas and a subsidiary of CGG from 5:00 p.m., New York City time, on January 10, 2007 to 5:00 p.m., New York City time, on the following day, January 11, 2007. Holders of Veritas common stock may elect to receive cash or CGG ADSs in exchange for each share of Veritas common stock, subject to pro-ration, as set out in the agreement and plan of merger dated as of September 4, 2006 and as described in the proxy statement/prospectus dated November 30, 2006 and first mailed to stockholders of Veritas on or about December 5, 2006.
The extension of the election deadline is due to January 2, 2007 not being a trading day on the New York Stock Exchange in honor and tribute to the memory of US President Gerald R. Ford. As a result, holders of Veritas’ Floating Rate Convertible Senior Notes due 2024 who converted on December 21, 2006 would not, absent the extension, have become holders of record of Veritas’ common stock prior to the election deadline.
Assuming the issuance of CGG ordinary shares underlying the CGG ADSs to be issued pursuant to the merger and related matters are approved by the shareholders of CGG and the agreement and plan of merger is approved by the stockholders of Veritas, and satisfaction of other customary conditions to closing, the proposed merger is still expected to close on or about January 12, 2007.
Contact:
Christophe Barnini            Tel.: +33 1 64 47 38 10
Invrel@cgg.com            www.ccg.com
Forward-Looking Information
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current information and expectations that are subject to a number of risks, uncertainties and assumptions. These risks and uncertainties are more fully described in our reports filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual outcomes may vary in material respects from those currently anticipated.
Investor information
In connection with the proposed combination between Compagnie Générale de Géophysique (“CGG”) and Veritas DGC Inc. (“Veritas”), CGG has filed a registration statement on Form F-4 (File no. 333-138033) (the “Form F-4”), which includes a definitive Proxy Statement/Prospectus, dated November 30, 2006, relating to the CGG ordinary shares underlying the CGG American Depositary Shares (“ADS”) to be issued in the proposed transaction. CGG and Veritas have also filed, and intend to continue to file, additional relevant materials with the Securities and Exchange Commission (the “SEC”), including the filing by CGG with the SEC of a Registration Statement on Form F-6 (the “Form F-6” and together with the Form F-4, the “Registration Statements”) to register the CGG American Depositary Shares (“ADS”), as well as the CGG ordinary shares underlying such CGG ADSs, to be issued in exchange for shares of Veritas common stock. The Registration Statements and the Proxy Statement/Prospectus contain important information about Veritas, CGG, the proposed transaction and related matters. Investors and security holders are urged to read the Registration Statements and the Proxy Statement/Prospectus carefully, and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Investors and security holders may be able to obtain free copies of the documents filed with the SEC by CGG and Veritas (including the Registration Statements) through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may be able to obtain free copies of materials filed with the SEC by CGG and Veritas (including the Registration Statements) by contacting Investor Relations at +1 832 351 8821 and from CGG by contacting Investor Relations at invrel@cgg.com or by telephone at +33 1 64 47 38 31.Veritas and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Veritas in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Veritas’s Amendment No. 1 to Form 10-K/A, which was filed with the SEC on or about November 28, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Veritas by contacting Investor Relations at +1 832 351 8821.
CGG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Veritas in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in CGG’s Form 20-F filed with the SEC on May 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from CGG by contacting Investor Relations at +33 1 64 47 38 31.